June 16, 2006

Karen J. Garnett
Assistant Director
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549-4561

Re: InfoSearch Media, Inc.
Amendment No. 5 to Form SB-2
Filed on May 10, 2006
File No. 333-130173

Dear Ms. Garnett:

This is in response to your comment letter of May 17, 2006 to George Lichter with respect to the above-referenced filing. InfoSearch Media, Inc. (the “Company”) is simultaneously filing Amendment No. 6 to Registration Statement No. 333-130173.

We have set forth below the comments in your letter of May 17, 2006 in italics with the Company’s responses to each.

General

1.	Update your financial statements pursuant to Item 310(g) of Regulation S-B.

RESPONSE: The Staff’s comment is noted and updated financial statements are included in the prospectus.

 Security Ownership of Certain Beneficial Owners and Management, page 30

2.
We note that certain of your security holders filed a Schedule 13G on May 5, 2006. Please revise your security ownership table to note the security holders listed in the Schedule 13G who beneficially own more than 5% of your outstanding voting shares. Also, on page 36 you list the Entities Affiliated with Pequot Capital Management, Inc. as beneficially owning roughly 12% of your common stock. Please revise the security ownership table to include the Entities Affiliated with Pequot Capital Management, Inc.

RESPONSE: The Staff’s comment is noted. The Company updated the security ownership table on page 35 to include the security holders listed in Schedule 13G who beneficially own more than 5% of the Company’s outstanding shares including Entities Affiliated with Pequot Capital Management, Inc.

By copy of this letter, we are forwarding six marked copies of Amendment No. 6 to the Registration Statement on Form SB-2 to David Roberts of your office. If you have any questions, please contact me at (704) 373-8862.

Sincerely,

/s/ Jason H. Scott
Jason H. Scott

Cc: Frank Knuettel, II